TDA – AMERI METRO COLLABORATION AGREEMENT

ADDENDUM – 3/8/2022

This Collaboration Agreement Addendum of March 8, 2022 (the "March Addendum") by and between TDA Global Systems, LLC, a Limited Liability Company Registered, Domiciled and in current Good Standing in the State of Wyoming, with offices located at 30 N. Gould Street, Suite 22728, Sheridan, WY 82801 ("TDA") and Ameri Metro Infrastructure Cryptocurrency, Inc., a Corporation Registered, Domiciled and in current Good Standing in the State of Delaware, with offices located at 2575 Eastern Blvd., Suite 105, York, PA 17402 ("AMI"), who heretofore shall be and are herein referred to collectively as the ("Parties") shall be attached to the TDA – Ameri Metro Collaboration Agreement and made an enforceable part thereof.

WHEREAS, the TDA – Ameri Metro Collaboration Agreement ("Agreement") was executed by and between the Parties on the date of January 22, 2022; and

WHEREAS, the TDA – Ameri Metro Collaboration Agreement Addendum ("Addendum") was executed by and between the Parties on the date of February 15, 2022; and

WHEREAS, the TDA – Ameri Metro Collaboration Agreement and the Addendum now need to be further modified by this, the March Addendum, to be executed by and between the Parties on this date of March 8, 2022; and

WHEREAS, the Parties anticipated joining as equal partners in any and all entities critical to and associated with the interests, goals and agreements, as agreed by and between the Parties in this March Addendum hereto; and

WHEREAS, the Parties further agreed to collaborate thoroughly as full, 50% - 50%, equal collaborators in accordance with the terms and conditions of this March Addendum, as expressly agreed to hereto; and

WHEREAS, the Parties agreed to equally collaborate on the raising of capital for project financing for equal, collaborative projects and businesses, in multiple and diverse areas of business on a global basis; and

WHEREAS, the Parties wish to enter into this March Addendum to the Agreement and to agree to abide by the terms and conditions contained herein;

NOW, THEREFORE, in consideration of the agreements herein contained, the Parties hereby agree as follows:

1.   The Parties to this March Addendum hereby expressly agree that the above-stated pre-amble clauses shall be incorporated into this Addendum, as more fully agreed to by and between the Parties and shall be included herein and made a part hereof.

2.   The Parties hereby expressly agree to join together on a collaborative basis as full, 50% - 50%, equal collaborators in all companies critical to and associated with the interests, goals and agreements of the Parties, as previously and expressly agreed by and between the Parties in the Agreement thereto.

3.   The Parties hereby expressly agree to equally collaborate on the raising of capital for project financing for equal, collaborative projects and businesses, in multiple and diverse areas of business on a global basis, as previously and expressly agreed by and between the Parties in the Agreement thereto.

4.   The Parties hereby acknowledge, understand and agree that the preferred way of raining needed capital for all of the businesses, projects, goals and interests of the Parties, is for the collaboration to include adding shareholders and/or members to those entities and companies critical to and associated with the interests, goals and agreements of the Parties, as previously and expressly agreed by and between the Parties in the Agreement thereto.

5.   To that end, the Parties hereby expressly agree that Todd Owen ("TO"), a Principal of TDA shall be added as a 50% shareholder and/or member of all entities and/or companies owned in part or in whole by Shah Mathias, a Principal of AMI, as listed in the attached Schedules "A" and "B" hereof, which shall state TO's shareholder and/or member interest in each listed company

thereof, with said Schedules "A" and "B" to be attached hereto this March Addendum and made an enforceable part hereof.

6.   That, further, the Parties hereby expressly and further agree that the additions as contemplated in this Addendum, as listed in the attached Schedules "A" and "B" herein and agreed to by the Parties hereof, shall commence immediately upon execution of this March Addendum by the Parties hereof.

7.   To that end, the Parties hereby expressly agree that Shah Mathias shall file an 8K filing with the SEC which shall state the entities Mr. Todd Owen shall become a 50% shareholder in and which require such an SEC filing thereto, which shall be listed in the attached Schedule "A" hereto.

8. The Parties hereby further and expressly agree that this 8k SEC Filing shall occur on the date this March Addendum is executed by and between the Parties and shall become an attached part hereof and of the Agreement.

9.   Additionally, the attached Schedule "B" shall list all companies that Mr. Shah Mathias owns 100% of the stock in, which do not need to or require any SEC filings thereto and which Mr. Mathias shall simply issue 50% of his stock to Mr. Todd Owen thereto, with no filings necessary.

10.   Mr. Shah Mathias hereby further and expressly represents that no such listed entity in either Schedule "A" or "B" hereto has stated any stock allocation in its stare corporate registration filings, all of which contain simple, beginner par values and share statements as of date of first filing, with no subsequent stock allocations made or filed thereto and therefore, as a result thereof, no state corporation department or secretary of state filings for any such state need be made.

11.   The Parties hereby further and expressly agree to work collaboratively toward the completion of the agreed upon goals of this March Addendum and shall provide any and all documentation necessary to do so, which shall of necessity include further shareholder and/or member additions as needed over time, including that of adding Shah Mathias as a shareholder and/or member to TDA affiliated entities and/or companies thereto.

12.   The Parties herein expressly acknowledge, understand and agree that this March Addendum to the Agreement shall be legally binding and shall become

effective on the date as executed hereof ("Effective Date") and shall remain in effect as legally binding upon the Parties hereto.

13.   The Parties herein expressly and further acknowledge, understand and agree that this March Addendum to the Agreement has been drawn, agreed to and executed herein as legally binding, so that the Parties can immediately commence their collaboration in moving forward with business as agreed.

14.   This March Addendum to the Agreement shall commence on the date of signing, and execution hereof, which shall be the Effective Date herein.

15.   This March Addendum to the Agreement shall constitute the entire understanding of the Parties hereof and cannot be changed, modified and/or terminated without the express, written and mutual consent of the Parties.

16.   This March Addendum to the Agreement may be executed in any number of counterparts, each of which shall be an original and all of which shall constitute one and the same Agreement.

17.   It is hereby agreed that both an electronically mailed (email) copy as well as a facsimile copy of this March Addendum to the Agreement shall be valid, binding, legal and enforceable as if it were an original.

18.   In any dispute or conflict by and between the Parties in which there is any kind of a conflict between the terms of this March Addendum and those of the Collaboration Agreement it is hereby attached to, the terms and conditions of this March Addendum shall be controlling.

19.   Each Party to this March Addendum hereby expressly agrees that any disagreement of any kind that cannot be settled by and between the Parties, shall be submitted to binding arbitration in the State of Wyoming, in accordance with the rules of arbitration in the State of Wyoming and of the American Arbitration Association.

IN WITNESS WHEREOF, the Parties have caused this Addendum to the Agreement to be executed by their duly authorized representatives on the respective dates set forth below.

Dated: March 8, 2022

TDA Global Systems, LLC

DocuSigned by:
Todd Owen
EEF0F88A8E5F4F2...

By: Todd Owen
C.E.O.

DocuSigned by:
AF509B57211042E...

By: Todd Reynold
Witness

Ameri Metro Infrastructure Cryptocurrency, Inc.

DocuSigned by:
997DA1C2645D4C4...

By: Shah Mathias
C.E.O.

DocuSigned by:
Rosemary Hennessy
51191D8E80DF4D6...

By: Rosemary Hennessy
Witness

SCHEDULE "A"

HSR logistics, Inc.

HSR Freight Line Inc.

HSR Passenger Services, Inc.

HSR Technologies, Inc.

Global Infrastructure Finance & Development Authority, Inc.

Capehorn Abstract Inc.

Cape Horn Abstracting

Susquehanna Mortgage BankersCorp

Susquehanna Mortgage Bank

Susquehanna mortgage, co.

Zurich Financial Guarantee and Security Company

Penn Venture Capital, Co.

Penn Insurance Services LLC

Atlantic Energy and Utilities, Inc.

Atlantic Energy & Utility Products, Inc.

KSJM International Airport, Inc.

Malibu Homes, Inc.

Ameri Cement, Inc.

Lord Chauffeurs LTD.

Eastern Development & Design, Inc.

Slater & West, Inc.

Platinum Media Inc. Natural Resources LLC

Dutch East India Logistics Co.

Ann Charles International Airport, Inc.

DS TO DS RTR DS DS RH

SCHEDULE "B"

Hi Speed Rail Facilities, Inc.

Hi Speed Rail Facilities Provider, Inc.

Ameri Metro Infrastructure Cryptocurrency, Inc.

Decentralized Autonomous Organization, LLC

Ledger Autonomous Organization

Crypto Asset and Natural Resources Commodities Exchange, LLC

Crypto Asset and Natural Resources Commodities Exchange

Crypto Asset and Natural Resources Commodities Exchange DAO LLC

Global Infrastructure Stock Exchange LLC

Global Consumptive Use Token Exchange DAO LLC

Digital Asset Management and Clearinghouse LAO LLC

Digital Asset Depository Statutory Trust

Digital Asset Depository and Asset's custodian DAO LLC

Port of Ostia, Inc.

Port of De Claudius, Inc.

DS TD DS RTR DS DS RH